CBS CORPORATION

51 West 52nd Street

New York, New York 10019

March 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (File No. 333-223415) (the
“Registration Statement”) of CBS Corporation (the “Company”)
and CBS Operations Inc. (the “Guarantor”)

Ladies and Gentlemen:

The above-captioned Registration Statement registers debt securities with respect to an exchange offer (the “Exchange Offer”) pursuant to which (i) up to $400,000,000 aggregate principal amount of the Company’s 2.900% Senior Notes due 2023 (the “2023 Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), will be offered in exchange for any and all of the Company’s outstanding 2.900% Senior Notes due 2023 (the “2023 Outstanding Notes”) not registered under the Securities Act and (ii) up to $500,000,000 aggregate principal amount of the Company’s 3.700% Senior Notes due 2028 (the “2028 Exchange Notes” and together with the 2023 Exchange Notes, the “Exchange Notes”) registered under the Securities Act will be offered in exchange for any and all of the Company’s outstanding 3.700% Senior Notes due 2028 (the “2028 Outstanding Notes” and together with the 2023 Outstanding Notes, the “Outstanding Notes”) not registered under the Securities Act. The Registration Statement also registers the guarantees of the Exchange Notes to be issued by the Guarantor as co-registrant.

The Company and the Guarantor are registering the Exchange Notes and such guarantees in reliance on an interpretation by the staff of the Securities and Exchange Commission set forth in no-action letters to third parties in other transactions with respect to the ability of holders of the Exchange Notes received in the Exchange Offer to resell such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. Such no-action letters include Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). Consistent with the requirements of such letters, the Company and the Guarantor hereby supplementally represent to the staff as follows:

Neither the Company nor the Guarantor has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of their information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company and the Guarantor will make each person participating in

Securities and Exchange Commission

the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any such arrangement or understanding with respect to the distribution (within the meaning of the Securities Act) of the Exchange Notes to be received in the Exchange Offer, such person (i) may not rely on the staff position enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company and the Guarantor acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer pursuant to any such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Company and the Guarantors will make each person participating in the Exchange Offer (an “Exchange Offeree”) aware (through the Exchange Offer prospectus) that (i) any broker-dealer that holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) such prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (which plan of distribution need not name such broker-dealer or disclose the amount of Exchange Notes held by such broker-dealer). The Company and the Guarantor will include in the letter of transmittal to be executed by each Exchange Offeree in order to participate in the Exchange Offer a provision to the effect that if any such Exchange Offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in exchange for such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, any such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Should you have any questions or require any further information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 975-4321.

Respectfully submitted,

CBS Corporation

By:	/s/ Lawrence P. Tu
Name:	Lawrence P. Tu
Title:	Senior Executive Vice President and Chief Legal Officer

CBS Operations Inc.

By:	/s/ Lawrence P. Tu
Name:	Lawrence P. Tu
Title:	Senior Executive Vice President and Chief Legal Officer